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SEC FILE NUMBER
8-52487

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024 (MM/DD/YY) AND ENDING 06/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Broad Street Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Bell Works Building - 101 Crawfords Corner Road-suite 4116
(No. and Street)

Holmdel	NJ	07733
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William E Rankel	917 225 2478	bill@finopsvcs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray, CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way-ste 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Andrew Adderly_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Broad Street Capital Markets, LLC_____, as of _6/30_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature _____

Title: CEO

_____
Notary Public

> JILL NIEDZINSKI
> Notary Public, State of New Jersey
> Comm. # 50204656
> My Commission Expires 11/18/2027

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BROAD STREET CAPITAL MARKETS, LLC

Statement of Financial Condition
June 30, 2025
And
Independent Auditors' Report

This report is filed as a PUBLIC document in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com   PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Broad Street Markets LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Broad Street Capital Markets, LLC as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Broad Street Capital Markets, LLC as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Broad Street Capital Markets, LLC's management. Our responsibility is to express an opinion on Broad Street Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Broad Street Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jennifer Wray CPA PLLC

We have served as Broad Street Capital Markets, LLC's auditor since 2024.

Sugar Land, Texas

September 18, 2025

Broad Street Capital Markets, LLC
Statement of Financial Condition
June 30, 2025

Assets

Cash	$	820,968
Commissions and other receivables from clearing broker		1,124,361
Deposit with clearing brokers		100,000
Prepaid Expenses		30,304
Fixed assets, net of accumulated depreciation of $209		3,966
Other assets		3,304
Total assets	$	**2,082,903**

Liabilities and Member's Equity

Current Liabilities

Commissions payable to independent contractors	$	836,608
Compensation payable to officer		123,050
Loan principal and interest payable to U.S. Small Business Administration		25,622
Accrued professional fees		24,000
Accrued commission rebates and execution fees		12,341
Accrued regulatory fees		11,000
Other accrued liabilities		57,132
		1,089,753
Commitments and contingencies		-
Member's equity		993,150
Total liabilities and member's equity	$	**2,082,903**

See notes to statement of financial condition.

1. **Organization**

    Broad Street Capital Markets, LLC (the "Company") is an Indiana limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA'). The Company is wholly owned by Bergen Capital Advisors LLC, ("Bergen") a New Jersey limited liability company.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The accounting and reporting policies and accompanying financial statements of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") as followed by the securities broker-dealer industry.

    Use of Estimates
    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    Cash Equivalents
    The Company maintains deposits in financial institutions that at times exceeded the insured amount of $250,000 provided by the Federal Deposit Insurance Corporation (FDIC).

    Income Taxes
    The Company is a disregarded entity for federal and state income tax purposes as its results of operations are included in Bergen's income tax filings and, accordingly, it does not record an income tax provision.

    Recent Accounting Pronouncements
    The Company has reviewed recently issued accounting pronouncements and determined that they will not have a material impact on the Company's financial statements.

3. **Clearing Broker**

    The Company introduces its customers on a fully disclosed basis to Axos Clearing LLC ("AXOS") who it also uses to clear its proprietary securities transactions. In accordance with its clearing agreement with AXOS, the Company maintains a clearing deposit of $100,000.

4. **U.S. Small Business Administration ("SBA") Loans**

    On July 1, 2020, the Company borrowed $150,000 for 30 years from the SBA to provide working capital and offset economic injury caused by the COVID-19 pandemic. Interest is provided at 3.75%/annum with the initial payment due July 1, 2021 and the loan's principal

is payable at the end of the term. $124,378 of the original principal of the loan has been paid down through June 30, 2025.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 of aggregate indebtedness. Beginning with the February 2024 FOCUS Part IIA filing, FINRA requested that the Company file with minimum net capital equal to the greater of $100,000 or 1/15 of aggregate indebtedness.

At June 30, 2025, the Company had net capital, as defined, of $955,576 which exceeded the required minimum net capital of $100,000 by $855,576. Aggregate indebtedness at June 30, 2025 totaled $1,089,753. The percentage of aggregate indebtedness to net capital was 114%.

6. Regulatory Matters

During the year ended June 30, 2025, the Company received subpoenas for documents, issued pursuant to a formal order entered by the United States Securities and Exchange Commission ('Regulator"). The Company has responded, and has provided the SEC with all requested documents and information to date. This matter is still ongoing at the time that the Company's financial statements are available to be issued.

During the year ended June 30, 2025, the Company received inquiries and information requests, pursuant to FINRA Rule 8210, from FINRA ("Regulator"). The Company has responded and has provided FINRA with all requested documents and information.

In addition, During the year ended June 30, 2025, FINRA initiated an Examination of the Company. The Company responded and has provided FINRA with all requested information to date. This matter is still ongoing at the time that the Company's financial statements are available to be issued.

All matters remain unresolved at the time that the Company's financial statements are available to be issued. Accordingly, no provision has been made in the accompanying financial statements for any monetary or non-monetary penalties.

7. Commitments and Contingencies

In July 2025, the Company renewed a lease which expired June 30, 2025 with a new 1-year lease. Monthly payments on the renewed lease are $1,525. The existing security deposit remained the same.

8. **Related Party Transactions**

The accompanying statement of financial condition reflects a payable to the Company's Chief Executive Officer ("CEO") of $123,050.

9. **Evaluation of Subsequent Events**

The Company has evaluated subsequent events through September 18, 2025, the date the financial statements were available for issuance. Between June 30, 2025 and September 18, 2025, the Company distributed $450,000 to its Parent as capital distributions.